(212) 318-6095

thomaspeeney@paulhastings.com

VIA EDGAR

May 19, 2023

Mr. Bernard Nolan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli SRI Fund, Inc. (f/k/a Gabelli ESG Fund, Inc.) (the “Fund”)

File Numbers: 333-141093; 811-22026

Dear Mr. Nolan:

This letter responds to comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission to the undersigned on April 24, 2023, with respect to the Registration Statement on Form N-1A (“Registration Statement”) for the Gabelli SRI Fund, Inc. (f/k/a Gabelli ESG Fund, Inc.), filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) (SEC Accession No. 0001193125-23-076802).

The Fund’s responses to the Staff’s comments are reflected below. We have restated the Staff’s comments for ease of reference. The responses to the comments will be incorporated in a post-effective amendment to the Registration Statement (the “Amendment”), filed pursuant to Rule 485(b) of the Securities Act. Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in the Registration Statement.

Comment 1: On page 2, in relation to the footnote disclosure to the fee table, please clarify the statement regarding the Adviser’s ability to recoup the waiver or reimbursement. In particular, please clarify when the Adviser’s ability to recoup expires. If the ability to recoup expires more than three (3) years from the date of the waiver or reimbursement, the Staff will have additional comments.

Response: The Fund respectfully submits that appropriate disclosure was incorporated in the Amendment to reflect that the Adviser’s ability to recoup expires three (3) years from the date of the occurrence of the waiver or reimbursement.

Comment 2: On page 6, in relation to the performance information, please consider whether there should be any disclosure about the change in investment strategy in the performance section.

Response: The Fund respectfully submits that appropriate disclosure was incorporated in the performance section of the Amendment to reflect the implementation of certain changes to the Fund’s principal investment strategies and techniques.

May 19, 2023

Comment 3: On page 9, in relation to the disclosure regarding the Fund’s investment techniques and its use of defensive investments and, in particular, temporary defensive instruments, please clarify that taking such temporary defensive positions would be inconsistent with the Fund’s principal investment strategy (See Instruction 6, Item 9 (b)(1) of Form N-1A).

Response: The Fund respectfully submits that appropriate disclosure was incorporated in the Amendment to conform to Instruction 6, Item 9 (b)(1) of Form N-1A.

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Sincerely,

/s/ Thomas D. Peeney

Thomas D. Peeney
for Paul Hastings LLP

CC:	Michael R. Rosella
John C. Ball
Peter Goldstein

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